SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Psychemedics Corporation

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

744375205

(CUSIP Number of Class of Securities)

Brian Hullinger

President and Chief Executive Officer

Psychemedics Corporation

5220 Spring Valley Road

Dallas, Texas 75254

(800) 527-7424

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Matthew J. Gardella, Esq.

Matthew W. Tikonoff, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Psychemedics Corporation (the “Company”), a Delaware corporation, Peter H. Kamin, a natural person, and 3K Limited Partnership, a limited partnership (“3K” and together with Mr. Kamin, the “Investors”) to amend and supplement the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Original Schedule 13E-3”) filed with the with the SEC on September 3, 2024 by the Company to make certain updates to the Original Schedule 13E-3 and to add the Investors as filing persons and provide the associated required disclosures (the Original Schedule 13E-3 as so amended and supplement, this “Schedule 13E-3”).

The Company proposes to hold an annual meeting of its stockholders to consider, among other matters, amendments to the Company’s certificate of incorporation to effect a reverse stock split of the Company’s common stock, par value $0.005 per share (the “common stock”), at a ratio not less than 1-for-4,000 and not greater than 1-for- 6,000 (the “Reverse Stock Split”), followed immediately by a forward stock split of the common stock at a ratio not less than 4,000-for-1 and not greater than 6,000-for-1 (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Stock Split”). As a result of the Reverse Stock Split, each share of common stock held by a stockholder of record owning immediately prior to the effective time of the Reverse Stock Split fewer than the minimum number of shares, which, depending on the Reverse Stock Split ratio chosen by the Company’s Board of Directors (the “Board”) would be between 4,000 and 6,000 shares (the “Minimum Number”), will be converted into the right to receive $2.35 in cash, without interest (the “Cash Payment”), and such stockholders would no longer be stockholders of the Company. Stockholders owning a number of shares of common stock equal to or greater than the Minimum Number immediately prior the effective time of the Reverse Stock Split (“Continuing Stockholders”) would not be entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any. The Forward Stock Split, which would immediately follow the Reverse Stock Split, would reconvert whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the common stock held by such Continuing Stockholders immediately prior to the effective time. As a result of the Forward Stock Split, the total number of shares of common stock held by a Continuing Stockholder would not change as a result of the Stock Split.

The primary purpose of the Reverse Stock Split is to enable the Company to maintain the number of its record holders of common stock below 300. The Reverse Stock Split is being undertaken as part of the Company’s plan to terminate the registration of the common stock under the Exchange Act and suspend the Company’s duty to file periodic reports and other information with the SEC under Section 13(a) thereunder, and to delist the common stock from the Nasdaq Capital Market.

This Amendment No. 1 is being filed with the SEC concurrently with the filing of Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A (as amended, the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)           Name and Address. The name of the subject company is Psychemedics Corporation, a Delaware corporation. The Company’s principal executive offices are located at 5220 Spring Valley Road, Dallas, Texas 75254. The Company’s telephone number is (800) 527-7424.

(b)           Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.005 par value per share, of which 5,805,611 shares were outstanding as of August 9, 2024.

(c)           Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings. The Company has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3 (as amended hereby).

(f)           Prior Stock Purchases. Neither the Company nor the Investors have purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3 (as amended hereby).

Item 3.	Identity and Background of Filing Persons

(a)           Name and Address. The Company is a filing person and also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Robyn C. Davis	Director
Peter H. Kamin	Director
Darius G. Nevin	Chairman
Andrew M. Reynolds	Director
Brian Hullinger	Director, Chief Executive Officer and President
Shannon Shoemaker	Vice President and Chief Revenue Officer
Daniella Mehalik	Vice President of Finance

The address of each director and executive officer of the Company is c/o Psychemedics Corporation, 5220 Spring Valley Road. Dallas, Texas 75254.

The Investors are also filing persons. The address of Mr. Kamin is 2720 Donald Ross Road, #311, Palm Beach Gardens, FL 33410.

The address of 3K is 2720 Donald Ross Road, #311, Palm Beach Gardens, FL 33410. Mr. Kamin is the sole general partner of 3K. 3K does not have a business telephone number.

(b)           Business and Background of Entities. 3K is a Delaware limited partnership. The principal business of 3K is to invest in public and privately held businesses. 3K has not been convicted in a criminal proceeding during the past five years and has not been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.

Neither Mr. Kamin, nor to the Company’s and the Investors' knowledge, have any of the Company’s other directors or executive officers, been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of Mr. Kamin and the Company’s other directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a)           Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS RELATING TO THE TRANSACTION” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”),” and “— Material U.S. Federal Income Tax Consequences;” and SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction,” “— Fairness of the Transaction,” “— Purpose and Reasons of the Investors for the Transaction,” and “— Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(d)           Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Fairness of the Transaction” is incorporated herein by reference.

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION —Background of the Transaction” is incorporated herein by reference.

(b)           Significant Corporate Events. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION —Background of the Transaction” and “— Effects of the Transaction” are incorporated herein by reference.

(c)           Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION —Background of the Transaction” and “— Effects of the Transaction” are incorporated herein by reference.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” “— Vote Required for Approval of the Transaction Proposals at the Annual Meeting;” “SPECIAL FACTORS RELATING TO THE TRANSACTION — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)          Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effective Date” is incorporated herein by reference.

(c)           Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; OTC Pink Market,” and “— Fairness of the Transaction,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)           Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Purpose and Reasons of the Investors for the Transaction,” and “— Background of the Transaction” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(d)           Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” and “— Material U.S. Federal Income Tax Consequences;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; OTC Pink Market,” and “— Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)           Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “—Position of the Investors as to the Fairness of the Transaction” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Transaction Committee and Board Recommendations of the Transaction,” “— Reservation of Rights,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interest of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction Proposals at the Annual Meeting;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Fairness of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(d)           Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(f)           Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)           Availability of Documents. The full text of the fairness opinion of Mirus Securities, Inc. (“Mirus”) dated August 12, 2024, is attached as Annex D to the Proxy Statement. The fairness opinion of Mirus and the Valuation Presentations of Mirus dated August 12, 2024, June 5, 2024 and April 10, 2024 are each available for inspection and copying at the Company’s principal executive offices, 5220 Spring Valley Road, Dallas, Texas 75254 during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)           Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Stock Split;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(b)           Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Stock Split;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(c)           Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Source of Funds and Expenses” is incorporated herein by reference.

(d)          Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company

(a)          Securities Ownership. The information set forth in the Proxy Statement under “PRINCIPAL STOCKHOLDERS AND STOCKHOLDINGS OF MANAGEMENT” is incorporated herein by reference.

(b)          Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction Proposals at the Annual Meeting;” “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(e)           Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction Proposals at the Annual Meeting;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements

(a)           Financial Information. The audited financial statements of the Company for the years ended December 31, 2023 and December 31, 2022 appearing in the Annual Report on Form 10- K for the fiscal year ended December 31, 2023 (filed with the SEC on March 28, 2024) are incorporated herein by reference. The interim financial statements of the Company for the three months ended March 31, 2024 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (filed with the SEC on May 14, 2024) and the interim financial statements of the Company for the three and six months ended June 30, 2024 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (filed with the SEC on August 13, 2024), are each incorporated herein by reference.

(b)           Pro forma Information. The information set forth in the Proxy Statement under "PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED" is incorporated herein by reference.

(c)           Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations. The information set forth in the Proxy Statement under “ABOUT THE ANNUAL MEETING” is incorporated herein by reference.

(b)           Employees and Corporate Assets. The information set forth in the Proxy Statement under “ABOUT THE ANNUAL MEETING” is incorporated herein by reference.

Item 15.	Additional Information

(b)          Not applicable.

(c)          Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)       Notice of Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to the Company’s Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission on October 4, 2024).

(a) (ii)     Annual financial statements for the y ears ended December 31, 2023 and December 31, 2022 of Psychemedics Corporation appearing in the Annual Report on Form 10-K for the fiscal y ear ended December 31, 2023 (filed with the SEC on March 28, 2024 and incorporated herein by reference).

(a) (iii)    Interim financial statements for the three months ended March 31, 2024 of Psychemedics Corporation appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (filed with the SEC on May 14, 2024 and incorporated herein by reference).

(a) (iv)    Interim financial statements for the three and six months ended June 30, 2024 of Psychemedics Corporation appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (filed with the SEC on August 13, 2024 and incorporated herein by reference).

(a) (v)     Press Release issued by the Company, dated August 12, 2024 (filed as Exhibit 99.1 to the Company ’s Current Report on Form 8-K filed on August 12, 2024 and incorporated herein by reference).

(b)           Not applicable.

(c)(i)       Opinion of Mirus, dated August 12, 2024 (incorporated herein by reference to Annex D of the Company’s Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission on October 4, 2024).

(c)(ii)      Presentation, dated August 12, 2024 of Mirus to the Board of Directors of the Company (previously filed as Exhibit (c)(ii) to the Schedule 13E-3 filed on September 3, 2024).

(c)(iii)     Presentation, dated June 5, 2024 of Mirus to the Board of Directors of the Company (previously filed as Exhibit (c)(iii) to the Schedule 13E-3 filed on September 3, 2024).

(c)(iv)     Presentation, dated April 10, 2024 of Mirus to the Board of Directors of the Company (previously filed as Exhibit (c)(iv) to the Schedule 13E-3 filed on September 3, 2024).

(d)           Stock Purchase Agreement, dated August 12, 2024, by and among the Company, 3K Limited Partnership, Peter H. Kamin, the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 1997, the Peter H. Kamin GST Trust and the Peter H. Kamin Family Foundation (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 12, 2024 and incorporated herein by reference).

(e)          Not applicable.

(f)           Not applicable.

(g)          Not applicable.

(h)          Not applicable.

107         Filing Fee Table (previously filed as Exhibit 107 to the Schedule 13E-3 filed on September 3, 2024).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PSYCHEMEDICS CORPORATION

By:	/s/ Brian Hullinger
Brian Hullinger
President and Chief Executive Officer

PETER KAMIN

/s/ Peter Kamin
Peter Kamin

3K LIMITED PARTNERSHIP

By:	/s/ Peter Kamin
Peter Kamin
General Partner

Dated: October 4, 2024